File No. 70-8991


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                _________________________________

                         AMENDMENT NO. 2
                               TO
                            FORM U-1
               __________________________________

                   APPLICATION OR DECLARATION
                            under the
           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215

                    APPALACHIAN POWER COMPANY
            40 Franklin Road, Roanoke, Virginia 24022

                 INDIANA MICHIGAN POWER COMPANY
          One Summit Square, Fort Wayne, Indiana  46801

                       OHIO POWER COMPANY
         301 Cleveland Avenue, S.W., Canton, Ohio  44702

       (Name of company or companies filing this statement and addresses of principal executive offices)

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
             (Name of top registered holding company
             parent of each applicant or declarant)

                              * * *

             G. P. Maloney, Executive Vice President
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215

       John F. Di Lorenzo, Jr., Associate General Counsel
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)



     American Electric Power Company, Inc. ("AEP"), a New York corporation and a holding company registered under the Public Utility Holding Company Act of 1935 ("1935 Act"), and Appalachian Power Company ("APCo"), a Virginia corporation, Indiana Michigan Power Company ("I&M"), an Indiana corporation, and Ohio Power Company ("OPCo"), an Ohio corporation (APCo, I&M and OPCo are sometimes collectively referred to herein as the "Subsidiaries"), hereby amend their Application or Declaration on Form U-1 in File No. 70-8991:
     1. By amending ITEM 5. PROCEDURE by adding the following paragraph after the third paragraph thereof:
          "The sale of APCo Preferred Stock by AEP to APCo, if any, must be expressly authorized by the State
     Corporation Commission of Virginia and the West Virginia Public Service Commission. Therefore, Applicants request that jurisdiction be reserved over the sale of APCo Preferred Stock by AEP to APCo pending completion of the file with respect to the permissibility of such sales."

                           SIGNATURES
          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.
                         AMERICAN ELECTRIC POWER COMPANY, INC.
                         APPALACHIAN POWER COMPANY
                         INDIANA MICHIGAN POWER COMPANY
                         OHIO POWER COMPANY


                         By   /s/ A. A. Pena
                                   Treasurer

Date:  February 26, 1997